FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 9, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarterly Information - ITR

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

March 31, 2016

with Independent Auditor’s Review Report on Quarterly Information

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Quarterly Information

March 31, 2016

Contents

Independent Auditor's Review Report on Quarterly Information	1
Message from Management	3

Quarterly Information reviewed

Balance sheets	4
Statements of income	6
Statements of comprehensive income (loss)	6
Statements of changes in equity	8
Statements of cash flows	10
Statements of value added	11
Notes to quarterly information	12

A free translation into English from the originally previously issued in Portuguese

Independent Auditor’s Review Report on quarterly information

The Shareholders, Board of Directors and Officers

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Company”) contained in the Quarterly Information Form – ITR for the quarter ended March 31, 2016, which comprise the balance sheet as at March 31, 2016 and the related income statement and statements of comprehensive income for the three and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, including a summary of significant accounting practices and other explanatory information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) – Interim Financial Reporting, and in accordance with international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of Quarterly Information - ITR, consistently with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated Statements of Value Added for the nine-month period ended March 31, 2016, prepared under the responsibility of Company’s management, the presentation of which in the interim information is required by the rules issued by the CVM applicable to preparation of Quarterly Information - ITR, and as supplemental information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, May 05, 2016.

ERNST & YOUNG

Auditores Independentes S.S.

CRC - 2SP-015199/O-6

Marcos Alexandre S. Pupo
Accountant CRC-1SP221749/O-0

Message from Management

We closed 9M16 with Net Income of R$27.8 million, Adjusted EBITDA of R$17.2 million and Net Revenue of R$95.0 million, reflecting the period sale of 52,000 tons of grain (soybean and corn) and 745,000 tons of sugarcane, as well as the financial result, which came to R$57.8 million.

On the operating front, we began harvesting the 2015/16 soybean and corn crops. By the date of this release, harvesting was 74% complete in the Brazilian farms and 65% complete in the Paraguayan properties. Given the low level of rainfall during the crop development phase in the Bahia and Piauí farms, we had an impact of around 40% and 30% on soybean and corn yields, respectively. In Paraguay, however, soybean and corn yields are above expectations.

We also began harvesting the 2016 sugarcane crop, having harvested more than 67,000 tons by the end of April.

Also on the operating front, in order to mitigate weather risks and diversify the Company’s products, we will begin a cattle-raising project in Bahia, initially comprising breeding and fattening.

In regard to developing the properties, given the delicate macroeconomic scenario and the weather variations in the last two harvest years, we reduced the pace of new area clearance, since such areas are highly volatile and less productive. We are currently clearing approximately 6,000 hectares in Brazil and Paraguay, which will be planted in the next harvest year.

We obtained an environmental license from the Paraguay Department of the Environment to operate an area of approximately 36,000 hectares (total area of 71,000 hectares). In addition to representing a major achievement, this is the largest license ever obtained by the Company and will allow the development, over time, of the entire property.

The decline in grain productivity had a negative impact on the quarterly result. However, the year-to-date result remained positive, thanks to the excellent result of the sugarcane operations and the Company’s sound financial management. It is worth noting that we have a healthy balance sheet, which leaves us in a privileged position, enabling us to continue with our expansion and investment strategy.

Free translation into English from the original previously issued in Portuguese

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

March 31, 2016

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
Assets	Note	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Current assets
Cash and cash equivalents	5.1	24,459	13,392	90,922	75,620
Marketable securities	5.2	103,414	87,197	90,047	273,258
Trade accounts receivable	7	9,949	26,446	30,356	46,028
Inventories	8	14,453	25,745	22,431	32,225
Biological assets	9	15,390	1,540	29,624	1,624
Taxes recoverable		4,962	5,027	5,185	5,412
Derivative financial instruments	6	9,438	804	27,985	13,498
Transactions with related parties	26	6,175	169,906	1,035	856
Other receivables		3,937	416	1,692	316
		192,177	330,473	299,277	448,837
Noncurrent assets
Biological assets	9	38,419	29,245	38,419	29,245
Restricted marketable securities	5.2	-	-	11,949	1,468
Taxes recoverable		20,973	20,712	27,450	24,602
Deferred taxes	15.1	21,209	24,008	42,200	43,137
Derivative financial instruments	6	8	408	8	408
Trade accounts receivable	7	68	394	13,302	22,802
Investment properties	10	77,727	77,656	287,198	288,347
Receivables from related parties	26	47,724	39,060	47,724	39,060
Judicial deposits	24.c	6,126	5,811	6,271	5,811
Investments	11	412,779	354,576	110,060	99,729
Property, plant and equipment		8,234	9,933	8,980	10,602
Intangible assets		3,816	3,792	3,816	3,792
		637,083	565,595	597,377	569,003

Total assets		829,260	896,068	896,654	1,017,840

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

March 31, 2016

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
Liabilities and equity	Note	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Current liabilities
Trade accounts payable		9,951	4,245	10,694	5,545
Loans and financing	13	26,360	31,258	54,237	50,900
Labor charges		5,114	11,016	5,303	11,215
Taxes payable	14	259	1,526	3,990	23,377
Dividends payable	16.e	88	40,358	88	40,358
Derivative financial instruments	6	2,383	3,537	3,410	5,655
Payables for acquisitions	12	21,636	19,817	21,636	48,840
Transactions with related parties	26	9,115	6,081	532	480
Advances from customers		2,184	6,296	2,189	8,147
Other liabilities		823	-	6,078	4,504
		77,913	124,134	108,157	199,021
Noncurrent liabilities
Loans and financing	13	12,836	15,642	48,517	59,179
Taxes payable	14	-	-	891	1,508
Derivative financial instruments	6	113	636	113	1,670
Provision for legal claims	24.a	5,043	3,550	5,224	3,684
Other liabilities		-	-	397	672
		17,992	19,828	55,142	66,713
Total liabilities		95,905	143,962	163,299	265,734
Equity

Capital	16.a	584,224	584,224	584,224	584,224
Capital reserves		1,771	2,349	1,771	2,349
Treasury shares	16.d	(20,785)	(224)	(20,785)	(224)
Income reserves		89,156	89,156	89,156	89,156
Additional dividends proposed	16.e	-	40,333	-	40,333
Equity adjustment	16.c	51,146	36,268	51,146	36,268
Retained earnings		27,843	-	27,843	-

Total equity		733,355	752,106	733,355	752,106

Total liabilities and equity		829,260	896,068	896,654	1,017,840

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Statements of income

Nine-month period ended March 31, 2016

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Note	07/01/2015 to 03/31/2016	07/01/2014 to 03/31/2015	07/01/2015 to 03/31/2016	07/01/2014 to 03/31/2015

Net revenue	18	92,729	86,856	94,967	93,250
Gain from sale of farm		-	-	-	441
Changes in fair value of biological assets and agricultural products	9	(6,129)	19,156	(4,875)	21,542
Set-up (reversal) of provision for impairment of net realizable value of agricultural products	8.1	693	(1,554)	593	(1,779)
Cost of sales	19	(79,177)	(85,764)	(81,165)	(90,886)
Gross profit		8,116	18,694	9,520	22,568

Selling expenses	19	(1,069)	(786)	(1,180)	(682)
General and administrative expenses	19	(19,086)	(17,965)	(20,132)	(19,053)
Other operating income (expenses), net	21	(1,063)	(1,816)	772	(3,732)
Equity pickup	11.a	5,296	9,098	(4,547)	(4,472)
Operating income (loss) before financial results and taxes		(7,806)	7,225	(15,567)	(5,371)

Financial income (expenses), net
Financial income	22	96,889	53,367	148,620	91,191
Financial expenses	22	(48,338)	(35,856)	(90,835)	(61,424)
Profitbefore income and social contribution taxes		40,745	24,736	42,218	24,396

Income and social contribution taxes	15.2	(12,902)	(5,854)	(14,375)	(5,514)

Net income for the period		27,843	18,882	27,843	18,882

Basic earnings per share – reais	23	0.48	0.32
Diluted earnings per share – reais	23	0.48	0.32

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Statements of income (Continued)

Three-month period ended March 31, 2016

(In thousands of reais, unless stated otherwise)

	Company		Consolidated
	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015

Net revenue	5,306	19,043	6,848	21,288
Gain from sale of farm	-	-	-	441
Changes in fair value of biological assets and agricultural products	(12,496)	15,295	(16,083)	11,897
Set-up (reversal) of provision for impairment of net realizable value of agricultural products	(72)	-	(177)	(1)
Cost of sales	(1,543)	(18,387)	(3,099)	(20,483)
Gross profit (loss)	(8,805)	15,951	(12,511)	13,142

Selling expenses (net of provisions reversal)	(207)	(485)	(285)	(311)
General and administrative expenses	(6,042)	(5,628)	(6,221)	(5,641)
Other operating income (expenses), net	(372)	2,077	(413)	1,848
Equity pickup	(2,935)	5,036	(609)	(2,390)
Operating income (loss) before financial results and taxes	(18,361)	16,951	(20,039)	6,648

Financial income (expenses), net
Financial income	18,593	23,300	48,839	40,548
Financial expenses	(25,589)	(18,208)	(55,737)	(26,788)
Profit (loss) before income and social contribution taxes	(25,357)	22,043	(26,937)	20,408

Income and social contribution taxes	7,397	(5,923)	8,977	(4,288)

Net income for the period	(17,960)	16,120	(17,960)	16,120

Basic earnings per share – reais	(0.31)	0.27
Diluted earnings per share – reais	(0.31)	0.27

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income (loss)

Nine- and three-month periods ended March 31, 2016

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Note	07/01/2015 to 03/31/2016	07/01/2014 to 03/31/2015	07/01/2015 to 03/31/2016	07/01/2014 to 03/31/2015

Net income for the period		27,843	18,882	27,843	18,882

Comprehensive income to be reclassified to statement of income for the year in subsequent periods:
Effect on conversion of adjustment in joint venture	11.a/16.c	14,878	31,246	14,878	31,246

Total comprehensive income		42,721	50,128	42,721	50,128

		Company		Consolidated
	Note	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015	01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015

Income (loss) for the period		(17,960)	16,120	(17,960)	16,120

Comprehensive income to be reclassified to statement of income for the year in subsequent periods:
Efect on conversion of investment in joint venture		(10,696)	18,077	(10,696)	18,077

Total comprehensive income (loss)		(28,656)	34,197	(28,656)	34,197

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Statements of changes in equity

Nine-month period ended March 31, 2016

(In thousands of reais, unless stated otherwise)

					Income reserves
	Note	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for investment and expansion	Dividends proposed	Equity pickup	Retained earnings	Total equity
At June 30, 2015		584.224	2.349	(224)	8.491	80.665	40.333	36.268	-	752.106
										-
Net income for the period		-	-	-	-	-	-	-	27,843	27,843
Treasury stock acquired	16.d	-	-	(23,235)	-	-	-	-	-	(23,235)
Exercise of granted shares	20	-	(578)	2,674	-	-	-	-	-	2,096
Payment of additional dividends		-	-	-	-	-	(40,333)	-	-	(40,333)
Effect on conversion of investment in joint venture		-	-	-	-	-	-	14,878	-	14,878
		-	-	-	-	-	-	-	-	-
At March 31, 2016		584,224	1,771	(20,785)	8,491	80,665	-	51,146	27,843	733,355

					Income reserves
	Note	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for investment and expansion	Dividends proposed	Equity pickup	Accumulated losses	Total equity
At June 30, 2014		584,224	4,201	(1,934)				8,403	(10,988)	583,906
										-
Net income for the period		-	-	-	-	-	-	-	18,882	18,882
Share-based payment		-	82	-	-	-	-	-	-	82
Treasury stock acquired		-	(1,934)	1,934	-	-	-	-	-	-
Effect on conversion of investment in joint venture		-	-	-	-	-	-	31,246	-	31,246
										-
At March 31, 2015		584,224	2,349	-	-	-	-	39,649	7,894	634,116

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flows

Nine-month period ended March 31, 2016

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Notes	07/01/2015 to 03/31/2016	07/01/2014 to 03/31/2015	07/01/2015 to 03/31/2016	07/01/2014 to 03/31/2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		27,843	18,882	27,843	18,882
Adjustment to reconcile net income
Depreciation and amortization	19	11,943	11,472	12,194	12,006
Gain from sale of farm		-	-	-	(441)
Grant of stock options	20	-	82	-	82
Residual value of property, plant and equipment disposed of		189	1,459	189	1,543
Capitalized cost in investment properties		12	526	12	526
Equity pick-up	11.a	(5,296)	(9,098)	4,547	4,472
Unrealized gain (loss) on derivatives, net	22	(10,587)	(5,157)	(10,587)	(5,157)
Short-term investments, exchange and monetary variation and other financial charges, net	22	(38,138)	(11,171)	(25,535)	(5,087)
Adjustment to present value of accounts receivable for sale of farms, machinery and financial lease, net	22	311	(1,110)	(4,152)	(16,198)
Deferred income and social contribution taxes	15.2	2,798	5,854	937	3,906
Fair value of biological assets and agricultural products and depletion of crop	9	6,129	(19,156)	4,875	(21,542)
Set-up (reversal) of net realizable value of agricultural products, net	8.1	(693)	1,554	(593)	1,779
Allowance for doubtful accounts	19	72	40	59	256
Onerous contracts		-	(579)	-	(579)
Provision for legal claims	24	1,493	580	1,540	608
Discount on the payment of Alto Taquari farm	21	-	-	(2,277)	-
		(3,924)	(5,822)	9,052	(4,944)
Changes in operating working capital
Trade accounts receivable		16,812	3,506	17,164	8,362
Inventories		11,985	17,479	14,997	22,184
Biological assets		(34,006)	(35,838)	(48,004)	(47,914)
Taxes recoverable		(2,616)	1,801	(5,005)	1,583
Derivative financial instruments		2,190	4,044	(5,784)	26,187
Other receivables		(3,482)	(838)	(1,723)	(737)
Trade accounts payable		5,668	(106)	5,140	(358)
Related parties		4,664	(15,546)	(565)	(36,253)
Taxes payable		(806)	574	(10,672)	(248)
Income tax and social contribution payable		(461)	-	(9,332)	165
Labor charges		(5,904)	(2,885)	(5,912)	(2,902)
Advances from customers		(4,112)	(14,326)	(5,380)	(13,278)
Other liabilities		823	-	548	(137)
Net cash flows from (used in) operating activities		(13,169)	(47,957)	(45,476)	(48,290)
CASH FLOWS FROM INVESTING ACTIVITIES

Acquisitions of property, plant and equipment and intangible assets		(806)	(1,242)	(1,007)	(1,306)
Acquisitions of investment properties	10	(4,881)	(24,850)	(7,296)	(27,062)
Redemption of (investment in) marketable securities, net		18,513	24,123	199,719	25,390
Dividends received		168,364	27,084	-	-
Increase in investments and interest	11.a	(41,674)	(6,693)	-	(25,902)
Future capital contribution	11.a	(3,055)	-	-	-
Cash received from sale of farms and assets		-	-	12,593	18,255
Net cash flows from (used in) investing activities		136,461	18,422	204,009	(10,625)
CASH FLOWS FROM FINANCING ACTIVITIES
Future capital contribution		-	(2,557)	-	-
Payment for purchase of farms	12	-	-	(27,395)	-
Proceeds from loans and financing	13	21,055	50,621	37,940	80,662
Interest paid on loans and financing	13	(2,231)	(4,639)	(5,237)	(7,642)
Payment of loans and financing	13	(29,307)	(48,435)	(46,797)	(66,183)
Treasury stock, net of exercised shares		(23,235)	-	(23,235)	-
Receipt from the exercise of granted shares	20	2,096	-	2,096	-
Dividends paid	16.e	(80,603)	-	(80,603)	-
Net cash flows from (used in) financing activities		(112,225)	(5,010)	(143,231)	6,837
Increase (decrease) in cash and cash equivalents		11,067	(34,545)	15,302	(52,078)
Cash and cash equivalents at beginning of period		13,392	39,475	75,620	86,745
Cash and cash equivalents at end of period		24,459	4,930	90,922	34,667
		11,067	(34,545)	15,302	(52,078)

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Nine-month period ended March 31, 2016

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Notes	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Revenues
Gross operating revenue	18	97,160	91,485	100,598	99,530
Gain from sale of farm		-	-	-	441
Movement of fair value of biological assets and agricultural products	9	(6,129)	19,156	(4,875)	21,542
Provision for recoverable value of agricultural products, net	8.1	693	(1,554)	593	(1,779)
Other revenues		610	(500)	2,492	(2,420)
Allowance for doubtful accounts	19	(72)	40	(59)	256
		92,262	108,627	98,749	117,570

Inputs acquired from third parties
Cost of sales		(67,816)	(75,289)	(69,553)	(79,877)
Materials, energy, outsourced services and other		(7,522)	(6,910)	(7,779)	(7,271)
		(75,338)	(82,199)	(77,332)	(87,148)

Gross value added		16,924	26,428	21,417	30,422

Depreciation and amortization	19	(11,943)	(11,472)	(12,194)	(12,006)

Net value added by the entity		4,981	14,956	9,223	18,416

Value added received in transfer
Equity pickup	11	5,296	9,098	(4,547)	(4,472)
Financial income	22	96,889	53,367	148,620	91,191
		102,185	62,465	144,073	86,719

Total value added to be distributed		107,166	77,421	153,296	105,135

Distribution of value added

Personnel and charges
Direct compensation		9,293	8,369	9,337	8,431
Benefits		1,836	1,403	1,836	1,404
Severance fund (F.G.T.S).		247	237	247	237
Taxes, charges and contributions
Federal (includes deferred IRPJ and CSSL)		20,304	10,619	23,616	12,269
State		1,257	1,423	1,695	1,842
Local		111	101	210	115
Financing
Financial expenses		45,717	35,856	87,954	61,424
Rentals		558	531	558	531
Interest on equity
Net income for the period		27,843	18,882	27,843	18,882
		107,166	77,421	153,296	105,135

See accompanying notes.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

1.     General information

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (the "Company" or "BrasilAgro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás,  Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate brokerage involving any type of operations, (e) holding interest, as a member, in other companies  and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein, and (f) management of its own and third-party assets.

The Company and its subsidiaries have 9 (nine) farms in 5 (five) Brazilian states and one jointly-controlled farm in Paraguay, with total area of 255,888 hectares, including 14,263 leased hectares and 117,307 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil and/or abroad by acquiring farms and selling them  once the intended potential valuation is achieved, by means of a strategy intended to expand production, leverage production process, and diversify geographies and production.

The activities of  wholly-owned subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro"), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. The table below presents the farms:

Real Estate	Farms	Location	Total Hectares
Jaborandi Ltda.	Jatobá	Jaborandi/BA	31,606
Araucária Ltda.	Araucária	Mineiros/GO	8,124
Mogno Ltda.	Alto Taquari	Alto Taquari/MT	5,395
Cajueiro Ltda.	Chaparral	Correntina/BA	37,183
Flamboyant Ltda.	Nova Buriti	Januária/MG	24,211
Cajueiro Ltda.	Preferência	Barreiras/BA	17,799
* Cresca S.A.	Cresca S.A.	Boquerón/Paraguay	117,307
**	Partnership II (Avarandado)	Ribeiro Gonçalves/PI	10,000
**	Partnership III (Brenco)	Alto Araguaia / Alto Taquari / GO	4,263
			255,888
* Joint Venture Cresca S.A.
** Farms leased from third parties

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

2.   Presentation and preparation of the quarterly information

2.1     Basis of preparation and presentation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated  quarterly information after its issuance. On May 4, 2016, the Company’s Supervisory Board approved the Company’s individual and consolidated quarterly information and authorized  its disclosure.

The individual and consolidated quarterly information is presented in thousands of reais (“R$”), which represents the Company’s presentation and functional currency.

The consolidated interim information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Statements and  with  international accounting standard IAS 34 and presented consistently with the standards issued by the Brazilian Securities Commission (“CVM”).

The accounting practices, policies and the main accounting judgements on the estimates adopted in the preparation of the quarterly information, Company and Consolidated, are consistent with those adopted and disclosed in Notes 2.1 to 2.28 and Note 3 to financial statements for the year ended June 30, 2015, which were available on September 3, 2015.

Considering the above exposed, the quarterly information should be read together with the financial statements for the year ended June 30, 2015.

The non-financial data included in this quarterly information such as number of hectares owned by the Company, among others, has not been subject to audit procedures, or any review from our independent auditors.

2.2. Notes to financial statements for June 30, 2015 not presented in this quarterly information

The interim information is presented in accordance with technical pronouncements CPC 21 (R1) and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Boards (IASB) in compliance with the provisions included in Circular Letter /CVM/SNC/SEP 003/2011 of April 28, 2011. The preparation of this interim information involves the Company’s Management judgement on the significance and on alterations which should be disclosed in explanatory notes. Accordingly, this interim information includes selected explanatory notes and does not contemplate all notes to financial statements for the year ended June 30, 2015. As permitted by Circular Letter 03/2011, issued by CVM, the following notes and their reference to the financial statements for June 30, 2015 have not been presented in this quarterly information:

•           Taxes recoverable (Note 8);

•           Intangible assets (Note 14);

•           Property, plant and equipment (Note 15);

•           Trade payables (Note 17).

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

3.   New standards, revisions and interpretations of standards

The standards and interpretations issued, but not yet adopted until the date of issuance of the quarterly information are presented below. The Company is assessing potential impacts arising from these standards in its financial statements for the year ending June 30, 2016.

At the date of this quarterly information, the following  revised IFRS had been issued, however they were not of mandatory application:

•         IFRS 9 Financial Instruments, issuance of final version;

•         IFRS 10 and IAS 28 Sale or Contribution on Assets between an Investor and its Associate or Joint Venture;

•         IFRS 11 Accounting for Acquisitions of Interests in Joint Operations;

•         IFRS 15  Revenues from Contracts with Customers;

•         IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization;

•         IAS 41  Agriculture;

•         IFRS 16 Leases:

This standard establishes that the entity should use only one model of accounting for the leases with maturity terms over 12 months, except if the underlying asset is of low value. This standard is applicable as from the year starting January 1, 2019. The Company is assessing potential impacts on its financial situation.

On November 5, 2015, the Brazilian Securities Commission (CVM), through its Rule No. 739, approved the following revisions:

CPC	Standard description	Corresponding international standards
CPC01 (R1)	Impairment of Assets	IAS 36
CPC04 (R1)	Intangible Assets	IAS 38
CPC06 (R1)	Lease Operations	IAS 17
CPC18 (R2)	Investment in Associated, Subsidiary and Jointly Controlled Company	IAS 28
CPC19 (R2)	Joint Venture	IFRS 11
CPC20 (R1)	Costs of Loans	IAS 23
CPC21 (R1)	Interim Statement	IAS 34
CPC22	Segment Information	IFRS 8
CPC26 (R1)	Presentation of Financial Statements	IAS 1
CPC27	Property, Plant and Equipment	IAS 16
CPC28	Investment Property	IAS 40
CPC29	Biological Assets and Agricultural Products	IAS 41
CPC31	Noncurrent Asset Held for Sale and Discontinued Operation	IFRS 5
CPC33 (R1)	Benefits to Employees	IAS 19
CPC36 (R3)	Consolidated Statements	IFRS 10
CPC37 (R1)	First Time Adoption of International Accounting Standards	IFRS 1
CPC40 (R1)	Financial Instruments: Disclosure	IFRS 7
CPC45	Disclosure of Interest in Other Entities	IFRS 12

Rule No. 739 revised the already existing standards, with no significant impacts on our quarterly information.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

4.       Financial risk management

The financial risk management adopted in the preparation of the quarterly information is consistent with those adopted in Note 4 to annual financial statements for June 30, 2015, disclosed on September 3, 2015. Notes 4.1, 4.2, 4.4 to 4.7 disclosed in the annual financial statements for June 30, 2015 did not have significant changes.

4.1. Analysis of risk exposure of financial assets and liabilities

a)  Foreign exchange risk

This risk arises from the possibility of the Company incurring losses due to fluctuations in exchange rates, which reduce the nominal amount of assets or increase the amount of liabilities. This risk also arises with respect to commitments to sell products existing in inventories or agricultural products not yet harvested when sales are made at prices to be fixed at a future date, prices which vary depending on the exchange rate.

b)  Interest rate and index risk

This risk arises from the possibility of the Company incurring losses due to fluctuations in the interest rates  or indices which increase financial expenses related to certain contracts for the acquisition of farms, indexed by inflation index IGP-M ("FGV").

c)  Risks with commodities

This risk arises from the possibility of the Company incurring losses due to fluctuations in the market prices of agricultural products.

4.2. Estimate of fair value of financial instruments

a)    Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities prices which may generate loss on hedged assets and/or liabilities or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

       The sensitivity analysis aims at measuring the impact of changes in market variables on the abovementioned financial instruments of the Company, considering all other market indicators as constant. Upon settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

                   This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At March 31, 2016, as reference for scenarios probable for the following 12 months, I, II, III and IV a variation in relation to the current market of 0%, -50%, -25%, +25%, +50%, respectively, was considered.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

The assumptions and scenarios are as follows:

				03/31/2016
	Probable scenario(a)	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV +50%

Soybean - US$ / bushel – June 2016 (CBOT)	9.18	6.89	4.59	11.48	13.77
Soybean - US$ / bushel – August 2016 (CBOT)	9.21	6.91	4.61	11.51	13.82
Soybean - US$ / bushel – July 2017 (CBOT)	9.33	7.00	4.67	11.66	14.00

				03/30/2015
	Probable scenario(a)	Scenario I -25%	Scenario II - 50%	Scenario III +25%	Scenario IV +50%

Soybean - US$ / bushel – July 2015 (CBOT)	10.56	7.9’2	5.28	13.20	15.84
Soybean - US$ / bushel – July 2016 (CBOT)	10.14	7.61	5.07	12.68	15.21
Corn - US$ / bushel – December 2015 (CBOT)	4.32	3.24	2.16	5.39	6.47

The table below presents, for each transaction, the effect on the change in the estimated fair value at March 31, 2016 of the derivative financial instrument as well as the effect on increase or decrease of fair value  of the related asset or liability. The effect on changes in fair value has been determined on an individual basis for each derivative financial instrument, asset or liability for each transaction and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintaining all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

									03/31/2016
Operation	Risk		Sensitivity analysis (R$)				Short (long) position		Maturity
			Low		High
		Probable scenario	Scenario –25%	Scenario (II) - 50%	Scenario (III) + 25%	Scenario (IV) + 50%	Notional	Measurement unit
	SOYBEAN	-	10,804	20,040	(7,669)	(16,905)	(535,213)	Bags of soybean	Jun/16 to Jul/17
	USD	-	(11,955)	(28,296)	20,728	37,069	17,693	US$'000	May/16 to Aug/16

									06/30/2015
Operation	Risk		Sensitivity analysis (R$)				Short (long) position		Maturity
			Low		High
		Probable scenario	Scenario –25%	Scenario (II) - 50%	Scenario (III) + 25%	Scenario (IV) + 50%	Notional	Measurement unit
	SOYBEAN	-	15,865	34,466	(15,533)	(31,290)	(988,786)	bags of soybean	Jul /15 to Jul /16
	USD	-	(11,379)	(21,943)	10,522	21,086	13,387	US$'000	Jul /15 to Sept/15

(a)    As of March 31, 2016, the reference for the preparation of the Probable Scenario was the market prices of each one of the reference assets of derivative instruments held by the Company at the reporting period. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the estimated price of these assets. Accordingly,  since the current market price was the reference for the calculation both of the book value of derivatives and the probable scenario, the result of the latter one is equal  to zero.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s  loans and receivables. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

		CONSOLIDATED			Amounts in thousands of reais - R$
		Current			Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
(*) annual average rates		At March 31, 2016					Decrease	25%	Decrease	50%	Increase	25%	Increase	50%
Operation	Risk (*)	Balan-ce (R$)	Notional	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balan-ce (R$)	Rate	Balance (R$)	Rate

Short-term investments	CDI	123,210		14.13%	944	13.36%	4,116	10.02%	8,233	6.68%	(4,116)	16.70%	(8,233)	20.05%
Marketable securities	CDI	49,116		14.13%	376	13.36%	1,641	10.02%	3,282	6.68%	(1,641)	16.70%	(3,282)	20.05%
Short-term investments	USD	7,360	2.068	3.56	695	3.89	2,014	2.92	4,027	1.95	(2,014)	4.87	(4,027)	5.84
Total cash, cash equivalents and marketable securities		179,686	2,068		2,015		7,771		15,542		(7,771)		(15,542)

Financing Bahia Project	TJLP	(21,502)		7.50%	-	7.50%	403	5.63%	806	3.75%	(403)	9.38%	(806)	11.25%
Financing Bahia Project	SELIC	(6,417)		14.15%	50	13.36%	214	10.02%	429	6.68%	(214)	16.70%	(429)	20.05%
Financing of Machinery and Equipment – FINAME	TJLP	(288)		7.50%	-	7.50%	5	5.63%	11	3.75%	(5)	9.38%	(11)	11.25%
FINEM (SELIC) – BNDES	SELIC	(1,729)		14.15%	14	13.36%	58	10.02%	116	6.68%	(58)	16.70%	(116)	20.05%
Total Financing		(29,936)	-		64		680		1,362		(680)		(1,362)

Farm payable	IGP-M	(21,636)		14.13%	166	13.36%	723	10.02%	1,446	6.68%	(723)	16.70%	(1,446)	20.05%
Total acquisitions payable		(21,636)	-		166		723		1,446		(723)		(1,446)

Araucária II	Bags of Soybean	24,098	405.000	63.76	-	63.76	(6,025)	47.82	(12,049)	31.88	6,025	79.69	12,049	95.63
Araucária	Bags of Soybean	3,089	25.325	63.15	-	63.15	(772)	47.36	(1,545)	31.58	772	78.94	1,545	94.73
Cremaq	Bags of Soybean	6,999	120.492	60.03	-	60.03	(1,750)	45.02	(3,500)	30.01	1,750	75.03	3,500	90.04
Total receivables from sale of farms		34,186	550,817		-		(8,547)		(17,094)		8,547		17,094

Operations with derivatives, net (Note 6)	Soybean	1,543	(535.213)	9.18	-	9.18	10.804	6.89	20,040	4.59	(7.669)	11.48	(16,905)	13.77
Operations with derivatives, net (Note 6)	USD	22,927	17.693	3.56	-	3.89	(11.955)	2.92	(28,296)	1.95	20.728	4.87	37,069	5.84
	Total derivatives	24,470			-		(1.151)		(8,256)		13,059		20,164

Accounts receivable - Cresca	USD	47,724	13,412	3.56	4.505	3.89	(13.057)	2.92	(26,114)	1.95	13.057	4.87	26,114	5.84
Cresud	USD	(532)	(149)	3.56	(50)	3.89	145	2.92	291	1.95	(145)	4.87	(291)	5.84
Total related parties		47,192	13,263		4,455		(12,912)		(25,823)		12,912		25,823

(*) SOURCE Risks: Bloomberg

b)   Liquidity risk

The prudent management of liquidity risk implies the maintenance of sufficient cash and short-term investments to comply with its financial commitments, due to the mismatch of term or volume between the estimated receivables and payables.

The exceeding cash is mainly invested in our wholly-owned FIM Guardian investment fund, classified as a multi-market investment fund, managed by Banco Santander S.A.. The fund has a clear investment policy, with limits to risk concentration in the corresponding investments.

The table below shows the Company's financial liabilities by group of maturity based on the remaining period at the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at March 31, 2016 and June 30, 2015 are payable upon the fulfillment of certain conditions precedent by the sellers and as

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

 a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

Consolidated financial liabilities	Note	Less than one year	From one to two years	From three to five years	Above five years	Total

At March 31, 2016
Trade payables		10,694	-	-	-	10,694
Financial instruments derivatives	6	3,410	113	-	-	3,523
Loans and financing	13	54,237	15,267	33,250	-	102,754
Payables for purchase of farms	12	21,636	-	-	-	21,636
Transactions with related parties	26	532				532

At June 30, 2015
Trade payables		5,545	-	-	-	5,545
Derivative financial instruments	6	5,655	1,670	-	-	7,325
Loans and financing	13	50,900	15,973	14,659	28,547	110,079
Payables for purchase of farms	12	48,840	-	-	-	48,840
Transactions with related parties	26	480	-	-	-	480

4.3. Capital management

According to the following table, the Company presents net debt from loans, acquisitions payable and trade payables and the financial leverage index:

	Consolidated
	03/31/2016	06/30/2015
Total loans and financing (Note 13)	102,754	110,079
Total payables for purchase of farms (Note 12)	21,636	48,840
Total trade accounts payables	10,694	5,545
	135,084	164,464
Less: cash and cash equivalents (Note 5.1)	(90,922)	(75,620)
Less: marketable securities (Note 5.2 e 11)	(101,996)	(274,726)
	(192,918)	(350,346)
Net debt	(57,834)	(185,882)
Total equity	733,355	752,106
Financial leverage ratio	-	-

At March 31, 2016 and June 30, 2015, the Company has no financial leverage. Capital is not managed at the Company’s level, only at consolidated level.

4.4. Hierarchy of fair value and financial instruments by category

The carrying amounts (less impairment) of trade accounts receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows at the current market interest rate that is available for similar financial instruments.

The Group adopted CPC40/IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•   Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

The following table presents the Group’s main assets and liabilities, as well as the level of hierarchy at fair value:

				03/31/2016						06/30/2015
Consolidated – thousands R$	Note	Loans and financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value Level 2	Loans and financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value Level 2
Assets
Current
Cash equivalents	5.1	17,104	-	66,368	83,472	83,472	63,060	-	-	63,060	63,060
Marketable securities	5.2		21,122	68,925	90,047	90,047	-	69,300	203,958	273,258	273,258
Trade accounts receivable, net	7	10,979	-	-	10,979	10,979	27,816	-	-	27,816	27,816
Receivable from sale of farm, net	7	-	-	19,377	19,377	19,377	-	-	18,212	18,212	18,212
Derivative financial instruments (iii)	6	-	-	27,985	27,985	5,999	-	-	13,498	13,498	13,498
Transactions with related parties	26	-	-	-	-	-	-	-	-	-	-

Noncurrent
Marketable securities	5.2	-	-	11,949	11,949	11,949	1,468	-	-	1,468	1,468
Trade accounts receivable, net	7	68	-	-	68	68	394	-	-	394	394
Receivable from sale of farm, net	7	-	-	13,234	13,234	13,234	-	-	22,408	22,408	22,408
Derivative financial instruments(iii)	6	-	-	8	8	-	-	-	408	408	408
Transactions with related parties	26	47,724	-	-	47,724	47,724	39,060	-	-	39,060	39,060
Total		75,875	21,122	207,846	304,843	282,849	131,798	69,300	258,484	459,582	459,582

					03/31/2016		06/30/2015
Consolidated – thousands R$	Note	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2
Liabilities
Current
Trade accounts payable		-	10,694	10,694	10,694	-	5,545	5,545	5,545
Loans and financing (i)	13	-	51,035	51,035	51,035	-	47,525	47,525	47,525
Financial lease sugarcane crop - Partnership III (ii)	13	3,202	-	3,202	-	3,375	-	3,375	-
Derivative financial instruments (iii)	6	3,410	-	3,410	56	5,655	-	5,655	5,655
Payables for purchase of farm	12	-	21,636	21,636	21,636	-	48,840	48,840	48,840

Noncurrent
Loans and financing (i)	13	-	45,897	45,897	45,897	-	54,978	54,978	54,978
Financial lease sugarcane crop - Partnership III (ii)	13	2,620	-	2,620	-	4,201	-	4,201	-
Derivative financial instruments (iii)	6	113	-	113	-	1,670	-	1,670	1,670
Total		9,345	129,262	138,607	129,318	14,901	156,888	171,789	164,213

(i)  The carrying amount of loans and financing in the financial statements approximates the fair value since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

ii) The finance lease is measured at fair value at Level 3.

 (iii)  The derivative transactions negotiated at active market are measured at fair value at Level 01, over-the-counter transactions are measured at Level 02, as presented in the table above.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

5.   Cash and cash equivalents and marketable securities

5.1.    Cash and cash equivalents

			Company		Consolidated
	CDI*	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Cash and banks	-	7,379	8,947	7,450	12,560
Repurchase agreements	75% to 101%	17,080	2,170	58,315	26,302
Bank deposits certificates	90% to 104.70%	-	2,275	25,157	36,758
		24,459	13,392	90,922	75,620

       *Interbank Deposit Certificate

The Company has R$7,325 (R$8,943 at June 30, 2015) in Company and R$7,360 (R$8,974 at June 30, 2015) in Consolidated, of bank balances denominated in U.S. dollars which does not bear any interest.

5.2     Marketable securities

		Company		Consolidated
	03/31/2016	06/30/2015	03/31/2016	06/30/2015

Exclusive fund shares - FIM GUARDIAN	103,414	87,197	-	-
Non-exclusive investment fund shares (i)	-	-	-	69,300
Restricted short-term investments (i)	-	-	49,205	203,958
Variable income transactions	-	-	21,122	-
Treasury financial bills	-	-	19,720	-
Total current	103,414	87,197	90,047	273,258

Banco do Nordeste (BNB) (ii)	-	-	11,949	1,468
Total noncurrent	-	-	11,949	1,468

Marketable securities	103,414	87,197	101,996	274,726

(i)    Refers to short term investment in connection with the sale of Cremaq Farm, whose release is linked to the fulfillment of certain precedent contractual provisions, of routine nature for the Company’s business.

(ii)   The securities in BNB consist of CDBs provided as collateral for financing from BNB Bank, and should be held up to the end of the contract effectiveness maturing in July 2019.

The Company’s exclusive investment fund FIM Guardian, managed by Banco Santander S.A., has the following breakdown as at March 31, 2016 and June 30, 2015:

	Consolidated
	03/31/2016	06/30/2015
Public securities (a)	16,074	12,694
Fixed income investment funds	-	69,300
Repurchase agreements	30,858	1,718
Bank deposit certificates	47,349	27,547
Derivative financial instruments	20,096	(3,152)
Other	(13)	(12)
	114,364	108,095

(a)  Investments in LFT related to margin deposits provided as collateral for derivative transactions contracted by the Fund in the amount of R$18,548 at March 31, 2016 (R$12,694 at June 30, 2015). In the consolidated financial statements the related amount is presented in caption “Derivative financial instruments” in current assets according to Note 6.

(b)  At March 31, 2016, the amount of R$ 114,364 (R$108,095 at June 30, 2015) comprises R$ 103,414 (R$87,197 at June 30, 2015) invested in Brasilagro and R$10,950 (R$20,898 a June 30, 2015) invested in other companies of the group.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

6.    Derivative financial instruments

										03/31/2016
				Company		Consolidated		Total	Volume / Position (Note 4.2)
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Short (long) position	Unit
Currency US$	May-16	BM&F	BM&F	-	-	-	(1.027)	(1.027)	35.250	-	US$
Currency US$	August-16	NDF	HSBC	84	-	84	-	84	(489)	-	US$
Currency US$	June-16	NDF	HSBC	363	-	363	-	363	(2,496)	-	US$
Currency US$	May -16	NDF	Macquarie	4,245	-	4,245	-	4,245	(11,000)	-	US$
Currency US$	July-16	NDF	HSBC	308	-	308	-	308	(1,786)	-	US$
Currency US$	July -16	NDF	Votorantim	416	-	416	-	416	(1,786)	-	US$
		Current		5,416	-	5,416	(1,027)	4,389	17,693	-	US$
		Noncurrent		-	-	-	-	-	-	-	US$
		Total Risk with Currency			-	5,416	(1,027)	4,389	17,693	-	US$

Soybean CBOT	June -16	Futures of Soybean	Trading Companies/Banks/CBOT	2,883	(1,716)	2,883	(1,716)	1,167	-	(174.625)	bags
Soybean CBOT	August -16	Futures of Soybean	Trading Companies/ Banks /CBOT	-	(46)	-	(46)	(46)	-	(24.946)	bags
Soybean CBOT	June -16	Options	Trading Companies/ Banks /CBOT	583	(56)	583	(56)	527	-	(136.071)	bags
Soybean CBOT	July -17	Futures of Soybean	Trading Companies/ Banks /CBOT	8	(113)	8	(113)	(105)	-	(199.571)	bags
		Current		3,466	(1,818)	3,466	(1,818)	1,648	-	(335.642)	bags
		Noncurrent		8	(113)	8	(113)	(105)	-	(199.571)	bags
		Total risk with commodities			(1,931)	3,474	(1,931)	1,543	-	(535,213)	bags

		Total risks		8,890	(1,931)	8,890	(2,958)	5,932	17,693	(535.213)

		Margin value		556	(565)	19,103	(565)	18,538

		Current		9.438	(2,383)	27,985	(3,410)
		Noncurrent		8	(113)	8	(113)
		Net Result at March 31, 2016 (Note 22)		28,821	(17,881)	84,174	(55,454)

										06/302015
				Company		Consolidated		Total	Volume / Position (Note 4.2)
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Short (long) position	Unit
Currency US$	August -15	BM&F	BM&F	-	-	-	(424)	(424)	19,000	-	US$
Currency US$	July -15	NDF	IBBA	-	-	-	(1,466)	(1,466)	(2,280)	-	US$
Currency US$	August -15	NDF	Bradesco	-	-	-	(228)	(228)	(700)	-	US$
Currency US$	September-15	NDF	Santander	-	(283)	-	(283)	(283)	1,567	-	US$
Currency US$	July -16	Options	IBBA	-	-	-	(1,034)	(1,034)	(4,200)	-	US$
		Current		-	(283)	-	(2,401)	(2,401)	17,587	-	US$
		Noncurrent		-	-	-	(1,034)	(1,034)	(4,200)	-	US$
		Total risk with currency			(283)	-	(3,435)	(3,435)	13,387	-	US$

Soybean CBOT	July -15	Soybean derivatives	Trading Companies/ Banks /CBOT	-	(1,126)	-	(1,126)	(1,126)	-	(308.429)	bags
Soybean CBOT	June -16	Soybean derivatives	Trading Companies/ Banks /CBOT	-	(1,676)	-	(1,676)	(1,676)	-	(544.286)	bags
Corn CBOT	November-15	Corn derivatives (i)	Trading Companies/ Banks /CBOT	135	(452)	135	(452)	(317)	-	-	bags
Soybean CBOT	July -16	Options	Trading Companies/ Banks /CBOT	408	(636)	408	(636)	(228)	-	(136.071)	bags
		Current		135	(3,254)	135	(3,254)	(3,119)	-	(852.715)	bags
		Noncurrent		408	(636)	408	(636)	(228)	-	(136.071)	bags
		Total risk with commodities			(3,890)	543	(3,890)	(3,347)	-	(988,786)	bags

		Total risks		543	(4,173)	543	(7,325)	(6,782)	13,387	(988.786)

	Margin value			669	-	13,363	-	13,363

		Current		804	(3,537)	13,498	(5,655)
		Noncurrent		408	(636)	408	(1,670)
		Net Result at March 31, 2015 (Note 22)		22,204	(15,767)	30,639	(20,690)

i)                     At June 30, 2015, the corn operation (position) was settled and financial compensation occurred two days after the settlement.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

7. Trade accounts receivable

	Company		Consolidated
	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Sale of sugarcane	8,795	9,868	8,795	9,868
Sale of grains	863	16,137	1,874	17,468
Lease and rents	408	506	408	535
Sale of machinery	794	796	818	811
Sale of farms (b)	-	-	22,377	21,212
	10,860	27,307	34,272	49,894

Allowance for doubtful accounts (a)	(911)	(861)	(3,916)	(3,866)

Total current	9,949	26,446	30,356	46,028
Sale of machinery	68	394	68	394
Sale of farms (b)	-	-	13,234	22,408
Total noncurrent	68	394	13,302	22,802

(a)  Breakdown of receivables by maturity

	Company		Consolidated
	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Falling due:
Up to 30 days	223	7,581	1,229	9,195
31 to 90 days	9,057	16,339	9,056	21,235
91 to 180 days	-	925	19,377	954
181 to 360 days	347	1,286	346	14,160
Over 360 days	68	394	13,302	22,802

Past due:
Up to 30 days	-	315	24	484
31 to 90 days	322	-	324	-
91 to 180 days	50	6	50	7
181 to 360 days	-	4	1	8
Over 360 days	861	851	3,865	3,851

	10,928	27,701	47,574	72,696

(b)   Changes in receivables from sale of farm, net

Consolidated
At March 31, 2016
At June 30, 2015	40,620
Collection:
Araucária I	(3,450)
Araucária II	(3,630)
São Pedro	(5,513)
Updated nominal value	1,146
Realization of present value adjustment	3,438
Receivable from sale of farm	32,611

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

8. Inventories

	Company		Consolidated
	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Soybean	2,415	15,642	4,832	15,744
Corn	-	6,182	581	6,182
Other harvests	6	38	6	38
Agricultural products	2,421	21,862	5,419	21,964

Raw materials	8,080	2,952	11,371	5,442
Advance to suppliers	3,952	931	5,641	4,819
	14,453	25,745	22,431	32,225

The amounts of inventories of agricultural products are disclosed net of  the provision, which evolution is presented below:

 8.1  Adjustment to recoverable value of inventories of agricultural products

	Company	Consolidated

At June 30, 2015	(918)	(918)
Reversal of provision of recoverable value of agricultural products, net	693	593
Realization as cost of sale	154	148

At March 31, 2016	(71)	(177)

9. Biological assets

	Company		Consolidated
	Current	Noncurrent	Current	Noncurrent
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2015	1,540	29,245	1,624	29,245

Expenditures with plantation	36,474	6,411	56,656	6,411
Expenditures with tilling (i)	-	44,928	-	42,105
Fair value variation (i)	(18,191)	12,062	(19,760)	14,885
Harvest of agricultural product	(4,433)	(54,227)	(8,896)	(54,227)

At March 31, 2016	15,390	38,419	29,624	38,419

(i)   In Consolidated there is elimination of cost of lease between related parties as regards to the fair value variation and expenditures with tilling.

The area to be harvested corresponding to biological assets is as follows:

	Consolidated
	Planted Area (Hectares)
	03/31/2016	06/30/2015
Grains	26,574	1,787
Sugarcane (a)	32,127	27,909
	58,701	29,696

(i) The sugarcane area considered above refers to the total to be collected in all future harvests, considered in the cash flow to calculate the fair value of biological assets. This area includes a total of 4,263 hectares leased from Brenco, according to the agreement signed on May 8, 2015.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

10. Investment properties – noncurrent

						Company
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2015
Total cost	21,009	14,257	81,100	116,366	10,895	127,261
Accumulated depreciation	-	(4,608)	(44,997)	(49,605)	-	(49,605)
Net book balance	21,009	9,649	36,103	66,761	10,895	77,656

At March 31, 2016
Opening balance	21,009	9,649	36,103	66,761	10,895	77,656
Acquisitions	1	32	334	367	4,514	4,881
Disposals	-	-	-	-	(12)	(12)
Transfers	-	10,962	851	11,813	(11,813)	-
(-) Depreciation / Amortization	-	(410)	(4,388)	(4,798)	-	(4,798)
Net book balance	21,010	20,233	32,900	74,143	3,584	77,727

At March 31, 2016
Total cost	21,010	25,251	82,285	128,546	3,584	132,130
Accumulated depreciation	-	(5,018)	(49,385)	(54,403)	-	(54,403)
Net book balance	21,010	20,233	32,900	74,143	3,584	77,727

						Consolidated
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2015
Total cost	202,447	18,234	125,067	345,748	11,071	356,819
Accumulated depreciation	-	(5,150)	(63,322)	(68,472)	-	(68,472)
Net book balance	202,447	13,084	61,745	277,276	11,071	288,347

At March 31, 2016
Opening balance	202,447	13,084	61,745	277,276	11,071	288,347
Acquisitions	2,060	31	356	2,448	4,848	7,296
Disposals	-	-	-	-	(12)	(12)
Transfers	-	10,962	851	11,814	(11,814)	-
(-) Depreciation / Amortization	-	(536)	(7,897)	(8,433)	-	(8,433)
Net book balance	204,507	23,541	55,055	283,105	4,093	287,198

At March 31, 2016
Total cost	204,507	29,227	126,274	360,010	4,093	364,103
Accumulated depreciation	-	(5,686)	(71,219)	(76,905)	-	(76,905)
Net book balance	204,507	23,541	55,055	283,105	4,093	287,198

Four farms owned by the Company are held as guarantee for loans and financing according to Note 18 in the financial statements for the year ended June 30, 2015. There was no significant change in the period.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

11.         Investments

	Thousands of shares or units of interest held by the Company		Interest in total capital - %		Total assets		Total liabilities		Equity		Income (loss) for the period
	03/31/2016	06/30/2015	03/31/2016	06/30/2015	03/31/2016	06/30/2015	03/31/2016	06/30/2015	03/31/2016	06/30/2015	03/31/2016	03/31/2015
Subsidiaries:
Araucária	80,501	85,451	99,99	99,99	84,942	92,251	3,119	3,726	81,823	88,525	4,947	11,261
Cremaq	40,361	40,361	99,99	99,99	56,630	233,069	10,760	191,848	45,870	41,221	4,649	6,495
Engenho de Maracaju	10	10	99,99	99,99	8	8	-	-	8	8	-	(2)
Imobiliária Jaborandi	36,183	36,183	99,99	99,99	43,636	41,603	2,297	1,350	41,339	40,253	1,086	1,083
Jaborandi Ltda	67,392	49,292	99,99	99,99	111,291	94,404	78,475	75,654	32,816	18,750	(4,034)	(3,792)
Cajueiro	59,219	59,219	99,99	99,99	63,688	61,958	1,121	566	62,567	61,392	1,175	989
Mogno	35,134	6,774	99,99	99,99	36,234	33,671	1,683	29,302	34,551	4,369	1,822	(1,171)
Ceibo	8,239	8,076	99,99	99,99	150	1	105	318	45	(317)	199	(1,289)
Flamboyant	825	825	99,99	99,99	645	646	-	-	645	646	(1)	(4)
Investment at cost:
Joint Venture
Cresca *	138	138	50,00	50,00	165,229	143,929	55,169	44,200	110,060	99,729	(4,547)	(4,472)
									409,724	354,576	5,296	9,098

* The total amounts of assets, liabilities , equity (by the fair value at the date of acquisition up to March 31, 2016) and loss for the period are proportionally stated to the interest held in Cresca.

a)      Change in investments

	Company	Consolidated*
At June 30, 2015	354,576	99,729

Capital increase (decrease)	41,674	-
Dividends (i)	(6,700)	-
Future capital contribution	3,055	-
Equity pick-up	5,296	(4,547)
Effect from currency translation adjustment	14,878	14,878

At March 31, 2016	412,779	110,060

Investments	409,724	110,060
Future capital contribution	3,055	-
Changes in balance at March 31, 2016	412,779	110,060

*The amounts shown in Consolidated represent investments in Cresca.

b)      Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with the accounting practices adopted in Brazil and with IFRS as of March 31, 2016 and the reconciliation with the book value of the investment in the individual and consolidated financial statements considering the fair value adjustments on the acquisition date are presented below :

	03/31/2016	06/30/2015
Assets	330,459	287,857
Current	40,935	24,090
Cash and cash equivalents	486	471
Accounts receivable, inventories and other receivables	40,206	23,407
Bargain contract of purchase of land	243	212

Noncurrent	289,524	263,767
Accounts receivable	-	14,008
Investment properties	288,231	248,523
Other noncurrent	1,293	1,236

Liabilities	110,339	88,399
Current
Trade payables, taxes and loans	10,462	18,448
Noncurrent
Taxes and loans	99,877	69,951
Total net assets	220,120	199,458
Company’s interest in Cresca	50%	50%
Company’s interest in net assets at estimated fair value	110,060	99,729

	07/01/2015 to 03/31/2016	07/01/2014 to 03/31/2015
Revenue	8,584	46,571
Cost of products sold	(9,175)	(36,643)
Selling expenses	(959)	(1,222)
Administrative expenses	(1,890)	(2,362)
Other revenue/expenses, net	(29)	(6)
Financial income (expenses), net	(6,298)	(7,827)
Loss before taxes on profit	(9,767)	(1,489)
Income and social contribution taxes	-	(1,032)
Loss for the year	(9,767)	(2,521)
Company’s interest (50%)	(4,883)	(1,261)
Write-off of appreciation on sale of farm		(3,437)
Amortization of fair value adjustment at the acquisition date (shareholders’ loans)	336	226
Equity pick-up	(4,547)	(4,472)

27

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

12. Payables for purchase of farms

		Company		Consolidated
	Index	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Alto Taquari Farm (Note 4.3) (a)	*100% of CDI	-	-	-	29,023
Nova Buriti Farm (Note 4.3)	**IGP-M	21,636	19,817	21,636	19,817
		21,636	19,817	21,636	48,840

References:

*CDI – Interbank Deposit Certificate Rate

**IGP-M – General Market Price Index

(a) On September 17, 2015 the deed of Alto Taquari farm was drafted and as a consequence the full payment of the farm on the same date in the amount of R$27,395. Upon the negotiation, the Company accepted to bookkeep the farm even with some non fulfilled requirements and the seller granted a discount of R$2,277, in contra entry, the Company assumed the seller’s obligations related to the environmental regulation process and, upon the realization of this obligation, the disbursed amounts shall be recorded in the Company’s Assets.

The payments related to the purchase of farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses.

13. Loans and financing

				Company		Consolidated
	Institution	Maturity	Annual interest and charges - %	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Current
Financing for agricultural costs	BNB and Itaú	August-16	8.75 to 12.35	19,462	15,040	36,630	25,595
Bahia Project Financing	BNB, Itaú and HSBC	March-17	TJLP + 3.45 and 4.45 SELIC + 3.45. Pre 4.00 to 8.50	3,157	382	13,866	9,469
Working Capital Financing	Santander	September-15	83.48% CDI	-	5,066	-	5,066
Working Capital Financing (USD) (a)	Santander	September -15	1.6905	-	4,832	-	4,832
Financing of Machinery and Equipment - FINAME	Itaú, HSBC and Votorantin	November-16	TJLP + 5.50 to 8.70	288	943	288	943
Financing of sugarcane	Santander	February-17	TJLP + 3.00 to 4.40	251	1,620	251	1,620
Financial lease sugarcane crop - Partnership III	Brenco	November -16	6.92%	3,202	3,375	3,202	3,375
				26,360	31,258	54,237	50,900

Noncurrent
Financing of sugarcane	Santander	February -20	TJLP + 3.00 to 4.40	1,478	1,716	1,478	1,716
Financing of Machinery and Equipment - FINAME	Itaú HSBC and Votorantin	November -16	TJLP + 5.50 to 8.70	-	113	-	113
Bahia Project Financing	BNB, Itaú and HSBC	October-20	TJLP + 3.45 and 4.45 SELIC + 3.45. Pre 4.00 to 8.50	8,738	9,612	44,419	53,149
Financial lease sugarcane crop - Partnership III	Brenco	November -18	6.92%	2,620	4,201	2,620	4,201
				12,836	15,642	48,517	59,179
				39,196	46,900	102,754	110,079

References:

TJLP - Long Term Interest Rate

FINAME - Financing of Machinery and Equipment (BNDES)

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

BNB - Banco do Nordeste

(a)    Financing in U.S. dollars and stated in reais

Changes in loans and financing during the nine-month period ended March 31, 2016, are as follows:

							Company
At June 30, 2015	Previous balance	Proceeds	Payment of principal	Payment of interest	Interest accrued	Foreign exchange variation	Present value adjustment	Final balance
Financing for agricultural costs	15,040	19,141	(13,944)	(1,190)	415	-	-	19,462
Bahia Project Financing (a)	9,994	1,914	-	(332)	319	-	-	11,895
Working Capital Financing	5,066	-	(5,000)	(371)	305	-	-	-
Working Capital Financing (USD)	4,832	-	(5,990)	(54)	131	1,081	-	-
Financing of Machinery and Equipment - FINAME	1,056	-	(682)	(117)	31	-	-	288
Financing of sugarcane	3,336	-	(1,565)	(167)	125	-	-	1,729
Financial lease sugarcane crop - Partnership III	7,576	-	(2,126)	-	-	-	372	5,822
At March 31, 2016	46,900	21,055	(29,307)	(2,231)	1,326	1,081	372	39,196

							Consolidated
At June 30, 2015	Previous balance	Proceeds	Payment of principal	Payment of interest	Interest accrued	Foreign exchange variation	Present value adjustment	Final balance
Financing for agricultural costs	25,595	36,026	(23,734)	(2,022)	765	-	-	36,630
Bahia Project Financing (a)	62,618	1,914	(7,700)	(2,506)	3,959	-	-	58,285
Working Capital Financing	5,066	-	(5,000)	(371)	305	-	-	-
Working Capital Financing (USD)	4,832	-	(5,990)	(54)	131	1,081	-	-
Financing of Machinery and Equipment - FINAME	1,056	-	(682)	(117)	31	-	-	288
Financing of sugarcane	3,336	-	(1,565)	(167)	125	-	-	1,729
Financial lease sugarcane crop - Partnership III	7,576	-	(2,126)	-	-	-	372	5,822
At March 31, 2016	110,079	37,940	(46,797)	(5,237)	5,316	1,081	372	102,754

(a)   Financing to obtain resources for opening of areas and improvements in Jatobá and Chaparral farms.

The other information in this note disclosed in the June 30, 2015 Financial Statements, issued on September 3, 2015 did not have significant changes.

14. Taxes payable

	Company		Consolidated
	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Tax on Services -ISS payable	179	318	206	346
PIS/COFINS withheld social contribution (INSS)	73	125	79	159
ITR – Rural Land Tax
State VAT - ICMS payable	1	24	102	308
Funrural payable	-	544	27	626
Pis and Cofins payable	-	-	1,198	10,780
IRPJ and CSLL payable on presumed profit	-	461	2,371	11,086
Other taxes and contributions	6	54	7	72
Total current	259	1,526	3,990	23,377

Federal taxes payable on profit is computed as a percentage of gross revenue	-	-	891	1,508
Total noncurrent	-	-	891	1,508

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

15. Income and social contribution taxes

   15.1 – Deferred taxes

The breakdown of deferred income and social contribution tax assets and liabilities at March 31, 2016 and June 30, 2015 is as follows:

	Company		Consolidated
	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Assets
Noncurrent
Tax loss carryforwards	27,618	29,061	45,423	46,950
Biological assets	3,960	-	5,806	-
Provisions for contingencies, bonuses and fair value	5,549	4,261	8,403	6,794
Hedge	-	1,234	-	1,234
Allowance for doubtful accounts	317	400	362	448
Difference in the cost of farms	170	170	170	170
	37,614	35,126	60,164	55,596
Liabilities
Noncurrent
Biological assets	-	1,058	-	1,039
Provision for residual value and useful life of PPE	2,366	-	2,366	-
Accelerated depreciation of assets for rural activity	1,021	1,478	1,168	1,607
Liabilities	13,018	8,582	14,213	9,813
PVA – Receivables from farms	-	-	217	-
	16,405	11,118	17,964	12,459

Net balance	21,209	24,008	42,200	43,137

a)     Net changes in deferred income and social contribution taxes are as follows:

	Company	Consolidated
At June 30, 2015	24,008	43,137
Tax loss carryforwards	(1,443)	(1,527)
Biological assets and agricultural products	5,018	6,845
Provisions for contingencies and fair value	1,288	1,609
Hedge	(3,600)	(3,600)
Allowance for doubtful accounts	(83)	(86)
Accelerated depreciation	(3,979)	(3,961)
PVA – Receivables from farms	-	(217)
At March 31, 2016	21,209	42,200

b)    The estimated years of realization of deferred tax assets are as follows:

	03/31/2016
	Company	Consolidated
2017	3,577	3,577
2018	2,407	2,407
2019	3,120	3,121
2020	4,660	4,701
2021	6,740	10,712
2022 to 2025	17,110	35,646
	37,614	60,164

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

   15.2 – Income and social contribution expenses (nine-month period)

	Company		Consolidated
	03/31/2016	31/03/2015	03/31/2016	31/03/2015

Income before income and social contribution taxes	40,745	24,736	42,218	24,396
Combined nominal rate of income tax and social contribution taxes - %	34%	34%	34%	34%
	(13,853)	(8,410)	(14,354)	(8,295)

Equity pickup/loss on investments	1,801	3,093	(1,545)	(1,520)
Management bonuses	(555)	(330)	(555)	(330)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue(*)	-	-	2,373	4,843
Other permanent additions	(295)	(207)	(294)	(212)

Income and social contribution taxes on P&Lfor the period	(12,902)	(5,854)	(14,375)	(5,514)

Current	(10,104)	-	(13,438)	(1,608)
Deferred	(2,798)	(5,854)	(937)	(3,906)

	(12,902)	(5,854)	(14,375)	(5,514)
Effective rate	-32%	-24%	-34%	-23%

(*)    For some of our real estate agencies, income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% from sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at rate a lower rate than if taxable profit were based on accounting records.

16. Equity

a)      Capital (number of shares)

	Number of shares
	03/31/2016	06/30/2015

Cresud S.A.C.I.F.Y.A.	23,150,050	23,150,050

Board of Directors	600	6,562,500
Executive Board	151,789	4,100
Officers	152,389	6,566,600

Treasury	1,934,311	20,000

Other	32,989,850	28,489,950

Total shares of paid-up capital	58,226,600	58,226,600

Total outstanding shares	32,989,850	28,489,950
Outstanding shares as percentage of total shares(%)
	57	49

At March 31, 2016 and June 30, 2015, the Company’s authorized and paid-up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, upon Board of Directors resolution.

a)    Stock option plan - stock option

On August 11, 2015 the first grant of the stock options plan was exercised, as presented in Note 20.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

b)    Equity valuation adjustment

In the nine-month period ended March 31, 2016, the effects from exchange rate variation arising from the translation of Cresca’s financial statements in the period amounted to R$14,878 (R$31,246 in the nine-month period ended March 31, 2015), and the accumulated effect at March 31, 2016, was R$51,146 (R$ 36,268 at June 30, 2015)

c)    Treasury shares

	Number of shares	Cost/R$	Market value
At March 31, 2016	1,934,311	20,785	21,858

On June 25, 2015, the Board of Directors approved the plan to repurchase common shares issued to be held in treasury and later disposal or cancellation with no capital decrease. According to the program, the Company may repurchase up to 3,491,550 common shares issued by the Company outstanding in the market according to Minutes of the Board of Directors meeting held on September 3, 2015. In the nine-month period ended March 31, 2016, the Company purchased 2,148,000 common shares in the total amount of R$23,235.

d)    Dividends

On November 13, 2015, the Company paid dividends to its shareholders in the amount of R$80,603. These dividends were approved at the General Meeting held on October 28, 2015.

17. Segment information

The segment information is presented consistently with the internal report provided by the main operating decision maker, that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

The segment information is based on information used by BrasilAgro Executive Board to assess the performance of the operating segments and to make decisions on the investment of funds. The Company has the following segments: (i) grains, (ii) sugarcane and (iii) real estate and (iv) other. The operating assets related to these segments are located only in Brazil.

The main activity of the grains segment is the production and sale of soybean and corn.

The sugarcane segment includes the sale of the raw product.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

The selected P&L, assets and liabilities information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

												Consolidated
						03/31/2016						03/31/2015

	Total	Real Estate	Agricultural activity			Not Allocated	Total	Real Estate	Agricultural activity			Not Allocated
			Grains	Sugarcane	Other				Grains	Sugarcane	Other

Net revenue	94,967	-	30,004	61,736	3,227	-	93,250	-	50,923	38,876	3,451	-
Gain from sale of farm	-	-	-	-	-	-	441	441	-	-	-	-
Change in fair value of biological assets and agricultural products	(4,875)	-	(19,667)	14,885	(93)	-	21,542	-	15,103	6,514	(75)	-
Reversal of provision for agricultural products after harvest	593	-	593	-	-	-	(1,779)	-	(1,777)	-	(2)	-
Cost of sales	(81,165)	-	(26,037)	(51,043)	(4,085)	-	(90,886)	-	(49,850)	(37,378)	(3,658)	-
Gross profit	9,520	-	(15,107)	25,578	(951)	-	22,568	441	14,399	8,012	(284)	-

Operating income (expenses)
Selling expenses	(1,180)	-	(1,138)	-	(42)	-	(682)	(59)	(765)	-	142	-
General and administrative expenses	(20,132)	-	-	-	-	(20,132)	(19,053)	-	-	-	-	(19,053)
Other operating income (expenses)	772	-	-	-	-	772	(3,732)	-	-	-	-	(3,732)
Equity pickup (i)	(4,547)	-	-	-	-	(4,547)	(4,472)	-	-	-	-	(4,472)
Operating income (expenses)	(15,567)	-	(16,245)	25,578	(993)	(23,907)	(5,371)	382	13,634	8,012	(142)	(27,257)

Financial income (expenses), net
Financial income	148,620	19,265	11,686	-	-	117,669	91,191	4,227	6,533	-	-	80,431
Financial expenses	(90,835)	(12,855)	(4,015)	-	-	(73,965)	(61,424)	(7,313)	(12,075)	-	-	(42,036)

Profit (loss) before income and social contribution taxes	42,218	6,410	(8,574)	25,578	(993)	19,797	24,396	(2,704)	8,092	8,012	(142)	11,138

Income and social contribution taxes	(14,375)	(2,179)	2,915	(8,697)	338	(6,752)	(5,514)	(17)	(2,751)	(2,724)	48	(70)

Net income (loss) for the period	27,843	4,231	(5,659)	16,881	(655)	13,045	18,882	(2,721)	5,341	5,288	(94)	11,068

						03/31/2016						06/30/2015
Total assets	896,654	369,935	39,853	51,470	933	434,463(ii)	1,017,840	532,925	44,414	44,106	1,190	395,205
Total liabilities	163,299	35,502	36,630	50,780	-	40,387	265,734	111,458	25,595	10,912	-	117,769

(i) Refers to equity pickup on Cresca Joint Venture. See Note 11.

(ii)Includes investment on Cresca Joint Venture. See Note 11.

18. Revenues

	Company		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015

Sales of grains	30,244	48,039	32,091	53,949
Sales of sugarcane	63,453	40,156	63,454	40,156
Lease	820	472	1,856	1,946
Other revenues	2,643	2,818	3,197	3,479
Gross operating revenue	97,160	91,485	100,598	99,530

Sales deductions
Taxes on sales	(4,431)	(4,629)	(5,631)	(6,280)

Net revenues from sales	92,729	86,856	94,967	93,250

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

19. Expenses by nature

	Company				Consolidated

	Cost of products sold	Selling expenses	General and administrative expenses	Total	Cost of products sold	Selling expenses	General and administrative expenses	Total

Depreciation and amortization	11,361	-	582	11,943	11,612	-	582	12,194
Personnel expenses	3,119	-	12,858	15,977	3,157	-	12,858	16,015
Expenses with service provider	29,331	-	2,304	31,635	29,651	-	2,318	31,969
Lease	6,139	-	558	6,697	1,871	-	558	2,429
Cost of agricultural products	27,404	-	-	27,404	33,033	-	-	33,033
Freight and storage	-	997	-	997	-	1,121	-	1,121
Allowance for doubtful accounts	-	72	-	72	-	59	-	59
Maintenance, travel expenses and other	1.823	-	2,784	4,607	1,841	-	3,816	5,657
At March 31, 2016	79,177	1,069	19,086	99,332	81,165	1,180	20,132	102,477

Depreciation and amortization	10,475	-	997	11,472	11,009	-	997	12,006
Personnel expenses	3,902	-	11,550	15,452	4,159	-	11,551	15,710
Expenses with services provider	23,870	-	3,021	26,891	25,143	-	3,071	28,214
Lease and rent in general (i)	6,392	-	531	6,923	912	-	531	1,443
Fair value of cost of agricultural products		-	-	38,956	47,360	-	-	47,360
Freight and storage	-	1,405	-	1,405	-	1,458	-	1,458
Allowance for doubtful accounts	-	(40)	-	(40)	-	(256)	-	(256)
Onerous contracts	-	(579)	-	(579)	-	(579)	-	(579)
Sale of farm	-	-	-	-	-	59	-	59
Maintenance, travel expenses and other		-	1,866	4,035	2,303	-	2,903	5,206
At March 31, 2015	85,764	786	17,965	104,515	90,886	682	19,053	110,621

20.     Management compensation

The expenses with management compensation were recorded under “General and administrative expenses” as follows:

	Consolidated

	03/31/2016	03/31/2015
Board of directors and executive board compensation	2,063	2,387
Bonus	1,633	971
Global compensation	3,696	3,358

Grant of shares	-	82
	3,696	3,440

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

The global compensation of Company’s officers and members of the Board of Directors, for the year ending June 30, 2016 in the amount of R$ 11,000, was approved at the Annual General Meeting held on October 28, 2015.

Stock option plan - stock options

The table below presents the information on the stock option plan and assumptions used for valuation:

	Second grant	Third grant
Date of issuance	03/07/2012	04/09/2012
Exercise price (R$/share)	8.25	8.52
Quoted market price on grant date (R$/share)	7.69	8.50
Quoted market price at end of year	11.30	11.30
Risk-free interest rate %	9.37	9.12
Contractual period for exercise	5 years	5 years
Expected dividend yield - %	0.50	0.50
Volatility of shares in the market - %	41.62	40.50
Number of outstanding options	206.43	206.43
Number of options to be exercised	206.43	206.43
Estimated fair value on the grant date (R$/share)	3.60	4.08

The table below presents the changes in the stock option plan by grant:

	First grant	Second grant	Third grant	Total
Outstanding on July 1, 2015	233,689	206,425	206,425	646,539
Cancelled	-	-	-	-
Expired	-	-	-	-
Exercised	(233,689)	-	-	(233,689)
Outstanding at March 31, 2016	-	206,425	206,425	412,850
D
Exercisable at March 31, 2016 (vested)	-	206,425	206,425	412,850

On August 11, 2015, the beneficiaries sent to the Company notice of exercise of total stock options granted in the scope of the First Program, totaling 233,689 stock options, for an exercise price of  R$ 8.97 per share, corresponding to the total amount of R$2,096.

Due to the notice of exercise of the stock options by the beneficiaries, the Company transferred to them the number of shares equivalent to the number of options informed, as the case may be, being certain that the shares to be transferred by the Company are currently in treasury. In return, the beneficiaries paid the exercise price in cash after the transfer of shares.

21. Other operating income (expenses), net

	Company		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Gain/loss on sale of PPE	47	(1,042)	44	(1,054)
Provisions for judicial claims (Note 24)	(1,493)	(560)	(1,540)	(588)
Discount on payment of Alto Taquari farm	-	-	2,277	(1,240)
Other	383	(214)	(9)	(850)
	(1,063)	(1,816)	772	(3,732)

34

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

22. Financial income (expenses)

		Company		Consolidated
	Notes	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Financial income
Income from short-term investments		51,420	12,414	33,126	6,506
Interest on receivables		3,634	3,286	4,012	3,608
Foreign exchange variation		12,843	14,263	13,003	14,461
Gain on remeasurement of receivables from sale of farms and machinery (i)		171	1,200	14,305	35,977
Realized profit from derivative transactions	6	2,063	2,121	57,416	10,556
Unrealized profit from derivative transactions	6	26,758	20,083	26,758	20,083
		96,889	53,367	148,620	91,191
Financial expenses
Expenses with short-term investments		(19,311)	(4,951)	(9,030)	(13)
Bank charges		(216)	(1,207)	(622)	(1,467)
Interest payable		(1,742)	(6,341)	(5,885)	(9,762)
Monetary variation		(1,819)	(781)	(2,521)	(2,919)
Foreign exchange variation		(6,887)	(6,719)	(7,170)	(6,794)
Loss on reameasurement of receivables from sale of farms and machinery (i)		(482)	(90)	(10,153)	(19,779)
Realized loss from derivative transactions	6	(1,710)	(841)	(39,283)	(5,764)
Unrealized loss from derivative transactions	6	(16,171)	(14,926)	(16,171)	(14,926)
		(48,338)	(35,856)	(90,835)	(61,424)

Financial income (expense)		48,551	17,511	57,785	29,767

(i)     The amounts are presented net in the statement of cash flows.

23.     Earnings per share

	03/31/2016	31/03/2015
Earnings attributable to controlling equity holders	27,843	18,882
Weighted average number of common shares issued	58,227	58,227
Effect from dilution – shares	341	18
Weighted average number of common shares issued adjusted by the dilution effect	58,568	58,244
Basic earnings per share	0.48	0.32
Diluted earnings per share	0.48	0.32

24. Provision for legal claims

a)    Probable risks

			Company			Consolidated
	Labor	Tax	Total	Labor	Tax	Total
At June 30, 2015	377	3,173	3,550	511	3,173	3,684
Additions	620	967	1,587	650	967	1,617
Monetary restatement	193	266	459	210	266	476
Reversal/payments	(411)	(142)	(553)	(411)	(142)	(553)
At March 31, 2016	779	4,264	5,043	960	4,264	5,224

b)    Possible risks

	Company			Consolidated
	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Civil	10,900	8,606	15,114	13,129
Tax	8,708	9,275	8,708	9,275

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

Labor	580	808	580	808
Environmental	279	279	279	279
	20,467	18,968	24,681

c)    Judicial deposits

	Company			Consolidated
	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Labor	314	328	459	328
Tax	935	864	935	864
Environmental	4,756	4,507	4,756	4,507
Civil	121	112	121	112
	6,126	5,811	6,271	5,811

At March 31, 2016, there were no provisions for new judicial claims in relation to those disclosed in the annual financial statements for June 30, 2015.

25. Commitments

a)      Contract for supply of grains

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

          Based on the terms of the contract, the Company is subject to fines in the event of non-delivery of the   committed volumes. Presently, the Company has no amount recorded related to fines, since all the contracts entered into were delivered within the term established.

  At March 31, 2016 there are commitments signed for 17,238 tons of soybean.

  Corn is sold as powder and the price is established in reais upon the sale. At March 31, 2016, there   are  commitments signed for 7,438 tons related to the sale of corn.

a)     Contracts of sugarcane supply between Brasilagro and Brenco Companhia Brasileira de Energia Renovável (“Brenco”)

In March 2008, the Company is a party to two contracts for the exclusive supply to Brenco of the totality of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties). One of the contracts refers to an area of approximately 5,718 hectares at Araucária farm and the second to approximately 3,669 hectares at Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

As determined by the São Paulo Council  of Sugarcane, Sugar and Alcohol Producers (CONSECANA), for the year ended March 31, 2016, sales of sugarcane production to Brenco amounted to R$61.7 million, representing 65% of total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of the sugarcane production in the long term.

Consolidated in R$
03/31/2016	03/31/2015
63,453	40,156

Exclusive gross billing of sugarcane to the company Brenco

The table above shows the amounts corresponding to 744,903 tons of sugarcane delivered in the current year up to March  31, 2016, and 588,432 tons of sugarcane delivered up to March  31, 2015. The price of sugarcane ton delivered was calculated on Total Sugar Recoverable (ATR) assessed on the sales date. There is a future balance of sugarcane to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

c)Lease agreement - Partnership (II)

	Consolidated in R$
	03/31/2016	06/30/2015
Lease agreement	3,195	307

    On October 11, 2013 the Company executed a rural partnership agreement to operate a farm (Partnership II) located in the municipality of Ribeiro Gonçalves, in the state of Piaui. The partnership shall be effective for 11 (eleven) crop years, beginning at the date of its execution and estimated ending on June 1, 2024. The areas shall be used to plant soybean, cotton, corn and similar crops, as well as other long seeds whose growing period does not exceed the term of the agreement.

This partnership agreement complies with the definition of operating lease. The payment will always be in species (soybean grains), to be deposited until June 30 of each crop year, in warehouse located at a distance not above 100 km of paved road (one hundred kilometers) from the partnership area or at a distance in  unpaved road with the cost of freight equivalent to 100 km of paved road. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables: the productivity and the area effectively planted. According to such agreement, the minimum quantity to be paid in the long term would correspond to 539,078 bags, of which 59,898 bags of soybean in up to one year,  299,488 bags of soybean from one to five years and 179,693 bags of soybean with more than five years up to the end of the agreement .

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

d)    Sugarcane agricultural partnership agreement

On May 8, 2015, the Company executed three agreements with Brenco.

A rural sub partnership agreement was entered into to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The sub partnership starts on the date of execution and is to end by  March 31, 2026. The areas shall be used for plantation  of sugarcane crops and cannot exceed the duration of the agreement. This partnership contract meets the definition of operating lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco Companhia Brasileira de Energia Renovável, located near the farms, during the harvesting period. The quantity to be paid during the effectiveness of the agreement shall be established in tons per hectare and varies according to the area being explored. According to this contract the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons from one to five years and 355,046 tons for a period longer than five years up to the end of the agreement.

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the sugarcane crops planted by Brenco in the properties addressed by the sub partnership agreement described above. Such agreement contract meets the definition of financial lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco Companhia Brasileira de Energia Renovável during the harvest period of the product. According to this contract the quantity to be paid in the long term corresponds to 86,228 tons of sugarcane, of which 45,201 tons in up to one year and, 41,027 tons from one to five years.

	Consolidated in R$
	03/31/2016	06/30/2015
Financial lease (sugarcane crop) – Note 13	5,822	7,576

The third agreement regulates the exclusive supply to Brenco Companhia Brasileira de Energia Renovável of the total sugarcane production in the properties included in the sub partnership agreement, for  two crop cycles. One cycle shall be effective until the depletion of the already existing sugarcane crops and another cycle for the sugarcane to be planted by BrasilAgro.

26. Transactions with related parties

a)    Breakdown of balances with related parties

The major balances of assets and liabilities and those which affected P&L arose from transactions between the Company and its subsidiaries, considering the related types of transactions, as follows:

	Company			Consolidated
	03/31/2016	06/30/2015	03/31/2016	06/30/2015
Current assets
Accounts receivable - rentals and sharing (i)	496	518	-	-
Dividends receivable (ii)	4,527	166,191	-	-
Cresud (iii)	1,141	898	1,035	856
Other (iv)	11	2,299	-	-
	6,175	169,906	1,035	856

Noncurrent assets
Cresca (v)	47,724	39,060	47,724	39,060

Current liabilities - trade accounts payable
Leasing payable (vi)	8,583	4,295	-	-
Cresud (iii) (Note 4.3a)	532	480	532	480
Other (vii)	-	1,306	-	-

	9,115	6,081	532	480

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

	Company		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Statement of income
Lease
Imobiliária Cremaq (vi)	-	(2,336)	-	-
Imobiliária Araucária (vi)	(1,671)	(1,692)	-	-
Imobiliária Cajueiro (vi)	(1,707)	(1,515)	-	-
Imobiliária Mogno (vi)	(1,153)	(1,166)	-	-
	(4,531)	(6,709)	-	-
Sharing
Jaborandi Ltda (i)	-	19	-	-
Imobiliária Jaborandi (i)	488	487	-	-
Imobiliária Cremaq (i)	37	40	-	-
Imobiliária Araucária (i)	41	40	-	-
Imobiliária Mogno (i)	41	40	-	-
Imobiliária Cajueiro (i)	41	40	-	-
Imobiliária Flamboyant (i)	-	3	-	-
	648	669	-	-

Cresud	-	(2,383)	-	(2,383)
Futures and options	(28)	(112)	(28)	(112)
	(3,911)	(8,535)	(28)	(2,495)

(i)         Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estate agencies and Jaborandi Ltda. and charges for those services;

(ii)        Dividends received in the amount of R$ 161,664 from real estate agency Cremaq and dividends constituted and received in the amount of R$6,700 from  real estate agency Araucária;

(iii)      Expenses and revenue related to reimbursement of general expenses;

(iv)     Indemnity receivable from real estate agency Cremaq for breach of lease agreement due to the sale of Cremaq farm and balance of accounts receivable for the exercise of the first grant of shares and later assignment of shares to the Executive Board;

(v)        Accounts receivable from Cresca for assumption of financing occurred during the acquisition. The maturity is being renegotiated between the parties.

(vi)       Leases - The real estate agencies have leasing agreements with the Company, using the  quoted price of soybean as assumption for restatement.

(vii)    Sale of goods with subsidiary Jaborandi Ltda.

b)    Distribution of dividends with related parties

As of October 28, 2015 the General Meeting approved the constitution of R$80,666 in dividends, of which R$40,333 mandatory minimum dividends and R$40,333 additional dividends proposed. On November 13, 2015 the Company paid dividends in the amount of R$80,603, of which R$32,048 corresponding to 39.76% interest of its shareholder Cresud S.A.

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

March 31, 2016

(In thousands of reais, unless stated otherwise)

27.     Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for vehicles and machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or liabilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no need for other types of insurance due to low likelihood of risks.

Below is the table of the liabilities covered by insurance and the related amounts at March 31, 2016:

Insurance type	Coverage - R$

Vehicles	1,694
Civil liability (D&O)	30,000
Civil, professional and general liability	5,000
Machinery	2,184
Fire/lightning/explosion/electrical damage (office)	600
39,478

Given their nature, the assumptions adopted are not part of the scope of the audit of the financial statements. As a consequence, they were not audited by our independent auditors.

28.     Subsequent events

a)    Repurchase of shares

According to the program of repurchase of shares, the Company may repurchase up to 3,491,550 of its common shares issued, outstanding in the market in accordance with the Minutes of the Board of Directors meeting held on September 3, 2015. To the date of issue of these financial statements, the total shares repurchased by the Company were 2,707,300 shares amounting to R$29,798.

b)    Receivables from sale of farms

On April 12, 2016, the Company received the amount of R$11,200 in advance relating to 180,000 bags of soybean from the sale of Araucária II farm, with original maturity on August 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: May 19, 2016.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer